Exhibit 99.3
Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, have incorporated estimates based on the best judgment of management.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
The Board of Directors ("the Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee ("the Committee").
The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external and internal auditors; risk management processes; financing plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.
The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Benita Warmbold Chair of the Audit, Finance and Risk Committee March 7, 2025	Rich Sumner President and Chief Executive Officer	Dean Richardson Senior Vice President, Finance and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Recognition and Measurement of Uncertain Tax Positions
As discussed in Notes 6(b) and 16 to the consolidated financial statements, the Company has identified and, in certain cases, recognized uncertain tax positions (tax positions) including associated interest and penalties. As discussed in Note 2(q) to the consolidated financial statements, uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Given the complexity, the Company engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-periods of time.
We identified the assessment of the recognition and measurement of uncertain tax positions as a critical audit matter. Complex auditor judgment was required to evaluate the Company’s interpretation of tax law and its identification and determination of the ultimate resolution of its tax positions. Additionally, the evaluation of the recognition and measurement of the Company's uncertain tax positions required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process for recognizing uncertain tax positions. This included controls related to the interpretation of tax law and identification of tax positions, the determination of the probability that the tax authorities would accept the Company's tax positions, and the estimation of reserves recorded for tax positions. We involved domestic and international tax professionals with specialized skills and knowledge, who assisted in assessing the Company's tax positions by:
–inspecting tax rulings and correspondence between the Company and the applicable taxation authorities;
–inspecting transfer pricing studies and information obtained from external tax specialists and legal counsel; and
–comparing our understanding and interpretation of tax laws to the Company's evaluation.
Assessment of the Recoverable Amount of the New Zealand Cash Generating Unit
As discussed in Note 2(g) to the consolidated financial statements, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such an impairment indicator is identified, the recoverability of long-lived assets is measured by comparing the carrying value of the asset or cash-generating unit to the estimated recoverable amount. As discussed in Note 5(b) to the consolidated financial statements, the Company identified an impairment indicator for the New Zealand cash-generating unit (“New Zealand CGU”) and the carrying value of the New Zealand CGU was tested for impairment. The recoverable amount was determined using a discounted cash flow approach to measure the fair value less costs of disposal of the New Zealand CGU. During the year ended December 31, 2024, the Company recorded an asset impairment charge of $125 million in property, plant and equipment to write down the carrying value of the New Zealand CGU to its recoverable amount.
We identified the assessment of the recoverable amount of the New Zealand CGU to be a critical audit matter. Challenging auditor judgment was required to evaluate the availability of natural gas assumption used in determining the recoverable amount of the New Zealand CGU, as the assumption is subject to significant measurement uncertainty. Changes in the availability of natural gas assumption could have had a significant impact on the recoverable amount of the New Zealand CGU.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company's process to determine the recoverable amount of the New Zealand CGU, including the availability of natural gas assumption. We compared the availability of natural gas assumption to third party gas supplier forecasts of gas volumes available during the forecast period. We compared the Company’s historical forecasts to actual results to assess the accuracy of the Company’s forecasting process. We performed a sensitivity analysis over the availability of natural gas assumption to assess the impact on the Company’s determination of the recoverability of the New Zealand CGU.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 1992.
Vancouver, Canada
March 7, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:
Opinion on Internal Control Over Financial Reporting
We have audited Methanex Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Methanex Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 7, 2025 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ”Management’s Annual Report on Internal Control Over Financial Reporting” in Management's Discussion and Analysis for the year ended December 31, 2024. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 7, 2025

Consolidated Statements of Financial Position
(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2024	Dec 31 2023
ASSETS
Current assets:
Cash and cash equivalents	$891,910	$458,015
Trade and other receivables (note 3)	473,336	533,615
Inventories (note 4)	453,463	426,774
Prepaid expenses	61,290	58,024
Other assets (note 7)	30,820	3,893
	1,910,819	1,480,321
Non-current assets:
Property, plant and equipment (note 5)	4,197,509	4,411,768
Investment in associate (note 6)	101,438	184,249
Deferred income tax assets (note 16)	204,091	152,250
Other assets (note 7)	183,269	197,967
	4,686,307	4,946,234
	$6,597,126	$6,426,555
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$546,305	$771,867
Current maturities on long-term debt (note 8)	13,727	314,716
Current maturities on lease obligations (note 9)	122,744	120,731
Current maturities on other long-term liabilities (note 10)	46,840	94,992
	729,616	1,302,306
Non-current liabilities:
Long-term debt (note 8)	2,401,208	1,827,085
Lease obligations (note 9)	695,461	751,389
Other long-term liabilities (note 10)	150,462	154,918
Deferred income tax liabilities (note 16)	239,113	217,840
	3,486,244	2,951,232
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2024 were 67,395,212 (2023 - 67,387,492)	392,201	391,924
Contributed surplus	1,950	1,838
Retained earnings	1,629,386	1,514,264
Accumulated other comprehensive income	70,022	22,901
Shareholders’ equity	2,093,559	1,930,927
Non-controlling interests	287,707	242,090
Total equity	2,381,266	2,173,017
	$6,597,126	$6,426,555
Commitments and contingencies (note 22)
See accompanying notes to consolidated financial statements.

Approved by the Board:

Benita Warmbold (Director)	Rich Sumner (Director)

Consolidated Statements of Income
(thousands of U.S. dollars, except number of common shares and per share amounts)

For the years ended December 31	2024	2023
Revenue	$3,719,829	$3,723,475
Cost of sales and operating expenses (note 11)	(3,009,407)	(3,068,072)
Depreciation and amortization (note 11)	(385,703)	(391,830)
New Zealand gas sale net proceeds (note 25)	102,969	—
Egypt insurance recovery (note 26)	59,065	—
Asset impairment charge (note 5)	(124,788)	—
Operating income	361,965	263,573
Earnings of associate (note 6)	38,335	99,466
Finance costs (note 12)	(132,634)	(117,366)
Finance income and other	12,420	39,938
Income before income taxes	280,086	285,611
Income tax (expense) recovery (note 16):
Current	(74,126)	(49,924)
Deferred	44,285	48,435
	(29,841)	(1,489)
Net income	$250,245	$284,122
Attributable to:
Methanex Corporation shareholders	$163,986	$174,140
Non-controlling interests (note 24)	86,259	109,982
	$250,245	$284,122
Income per common share for the year attributable to Methanex Corporation shareholders:
Basic net income per common share (note 13)	$2.43	$2.57
Diluted net income per common share (note 13)	$2.39	$2.57
Weighted average number of common shares outstanding (note 13)	67,387,809	67,805,220
Diluted weighted average number of common shares outstanding (note 13)	67,560,060	67,811,615
See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
(thousands of U.S. dollars)

For the years ended December 31	2024	2023
Net income	$250,245	$284,122
Other comprehensive income:
Items that may be reclassified to income:
Change in cash flow hedges and excluded forward element (note 19)	(23,211)	(310,456)
Realized losses (gains) on foreign exchange hedges reclassified to revenue	(3,604)	3,105
Amounts reclassified on discontinuation of hedging relationship (note 19)	11,702	—
Items that will not be reclassified to income:
Actuarial gain (loss) on defined benefit pension plans (note 21(a))	1,353	(2,827)
Taxes on above items	(14,096)	66,636
	(27,856)	(243,542)
Comprehensive income	$222,389	$40,580
Attributable to:
Methanex Corporation shareholders	$136,130	$(69,402)
Non-controlling interests (note 24)	86,259	109,982
	$222,389	$40,580
See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Equity
(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2022	69,239,136	$401,295	$1,904	$1,466,872	$241,942	$2,112,013	$317,444	$2,429,457
Net income	—	—	—	174,140	—	174,140	109,982	284,122
Other comprehensive loss	—	—	—	(1,976)	(241,566)	(243,542)	—	(243,542)
Compensation expense recorded for stock options	—	—	124	—	—	124	—	124
Issue of shares on exercise of stock options	43,067	1,437	—	—	—	1,437	—	1,437
Reclassification of grant date fair value on exercise of stock options	—	190	(190)	—	—	—	—	—
Payments for repurchase of shares	(1,894,711)	(10,998)	—	(75,394)	—	(86,392)	—	(86,392)
Dividend payments to Methanex Corporation shareholders ($0.730 per common share)	—	—	—	(49,378)	—	(49,378)	—	(49,378)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(185,336)	(185,336)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	22,525	22,525	—	22,525
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017
Net income	—	—	—	163,986	—	163,986	86,259	250,245
Other comprehensive income (loss)	—	—	—	1,003	(28,859)	(27,856)	—	(27,856)
Compensation expense recorded for stock options	—	—	162	—	—	162	—	162
Issue of shares on exercise of stock options	7,720	227	—	—	—	227	—	227
Reclassification of grant date fair value on exercise of stock options	—	50	(50)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders ($0.740 per common share)	—	—	—	(49,867)	—	(49,867)	—	(49,867)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(40,642)	(40,642)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	75,980	75,980	—	75,980
Balance, December 31, 2024	67,395,212	$392,201	$1,950	$1,629,386	$70,022	$2,093,559	$287,707	$2,381,266
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(thousands of U.S. dollars)

For the years ended December 31	2024	2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$250,245	$284,122
Deduct earnings of associate	(38,335)	(99,466)
Add dividends received from associate	32,181	112,318
Add (deduct) non-cash items:
Depreciation and amortization	385,703	391,830
Income tax expense	29,841	1,489
Share-based compensation expense	23,973	34,502
Finance costs	132,634	117,366
Mark-to-market impact of Level 3 derivatives	(2,652)	—
Asset impairment charge	124,788	—
Other	(6,316)	(24,651)
Interest received	15,120	21,633
Income taxes paid	(52,544)	(81,922)
Other cash payments, including share-based compensation	(33,805)	(37,894)
Cash flows from operating activities before undernoted	860,833	719,327
Changes in non-cash working capital (note 17(a))	(123,655)	(59,058)
	737,178	660,269
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	(86,392)
Dividend payments to Methanex Corporation shareholders	(49,867)	(49,378)
Interest paid	(168,762)	(168,636)
Net proceeds on issue of long-term debt	585,393	—
Repayment of long-term debt and financing fees (note 8)	(322,378)	(12,280)
Repayment of lease obligations	(141,247)	(118,159)
Distributions to non-controlling interests	(40,642)	(185,336)
Proceeds on issue of shares on exercise of stock options	227	1,437
Restricted cash for debt service accounts	1,467	(1,424)
Changes in non-cash working capital related to financing activities (note 17(a))	(67,737)	68,750
	(203,546)	(551,418)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(101,259)	(178,464)
Geismar plant under construction	(72,813)	(269,989)
Proceeds of share capital reduction from associate	12,643	—
Loan repayment from associate	76,328	—
Changes in non-cash working capital related to investing activities (note 17(a))	(14,636)	(60,130)
	(99,737)	(508,583)
Increase (decrease) in cash and cash equivalents	433,895	(399,732)
Cash and cash equivalents, beginning of year	458,015	857,747
Cash and cash equivalents, end of year	$891,910	$458,015
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Year ended December 31, 2024
1. Nature of operations:
Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol and serves customers in Asia Pacific, North America, Europe and South America.
2. Material accounting policies:
a) Statement of compliance:
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 6, 2025.
b) Basis of presentation and consolidation:
These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), financial instruments (note 2(o)), fair value measurements (note 2(p)), and income taxes (note 2(q)). Actual results could differ from those estimates.
c) Reporting currency and foreign currency translation:
Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.
d) Cash and cash equivalents:
Cash and cash equivalents include securities with maturities of three months or less when purchased.
e) Receivables:
The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and records provisions for expected credit losses for receivables measured at amortized cost. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value, if not collectible in full, based on expected credit losses. Expected credit losses are based on historic and forward looking customer specific factors including historic credit losses incurred.
f) Inventories:
Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and ocean freight costs for the shipment of product.
g) Property, plant and equipment:
Initial recognition
Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.
Subsequent costs
Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.
Depreciation
Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.
The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially range up to 25 years depending on the specific asset component and the production facility to which it is related. Right-of-use (leased) assets are depreciated from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.
Recoverability of asset carrying values
Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable (“triggering events”). Examples of such triggering events related to our long-lived assets may include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.
When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.
When impairment indicators exist, there are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows when testing for impairment and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. In relation to previous impairment charges, we do not believe that there are significant changes in events or circumstances that would support their reversal.
h) Other assets:
Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.
i) Leases:
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required. Lease terms range up to 20 years for vessels, terminals, equipment, and other items.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances.
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels, terminal facilities and rail transport contracts. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components.
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
j) Site restoration costs:
The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.
k) Employee future benefits:
The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and transferred to retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income (loss) as earned by the employees.
l) Share-based compensation:
The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.
For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.
Share appreciation rights ("SARs") are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights ("TSARs") give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.
Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders.
Performance share units ("PSUs") granted from 2019 onwards are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. PSUs vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed ("ROCE") (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate of ROCE over the performance period (using actual ROCE as applicable) to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.
For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.
Additional information related to the stock option plan, TSARs, SARs and the deferred, restricted and performance share units is described in note 14.
m) Net income (loss) per common share:
The Company calculates basic net income (loss) per common share by dividing net income (loss) attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income (loss) per common share under the treasury stock method. Under the treasury stock method, diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.
Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share.
The calculation of basic net income (loss) per common share and a reconciliation to diluted net income (loss) per common share is presented in note 13.

n) Revenue recognition:
Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met at the time of shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.
By contract, the Company sells all the methanol produced by the Atlas Joint Venture and earns a commission on the sale of the methanol. As the Company obtains title and control of the methanol from the Atlas facility and directs the sale of the methanol to the Company's customers, the Company recognizes the revenue on these sales to customers at the gross amount receivable from the customers based on the Company's revenue recognition policy noted above. Cost of sales is recognized for these sales as the amount due to the Atlas Joint Venture which is the gross amount receivable less the commission earned by the Company.
o) Financial instruments:
All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.
The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.
Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether hybrid instruments contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting judgements and estimates due to the complex nature of these products and the potential impact on our financial statements.
p) Fair value measurements:
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 19.
q) Income taxes:
Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.
Uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-periods of time. The differences in judgement in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments.
The Company has applied the mandatory exception for recognition and disclosure of deferred taxes under IAS 12 related to the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“Pillar Two rules”). The Pillar Two rules establish a global minimum fifteen percent top-up tax regime and apply to Methanex beginning in 2024. Refer to note 16 for further disclosure on the impact of Pillar Two rules.
r) Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
s) Application of new and revised accounting standards:
The Company has adopted the amendments to IAS 1, Presentation of Financial Statements regarding the classification of liabilities as current or non-current, IFRS 16, Leases regarding sale-and-leaseback transactions and IAS 7, Statement of Cash Flows regarding supplier finance arrangements, which were effective for annual periods beginning on January 1, 2024. The amendments did not have a material impact on the Company's consolidated financial statements.
t) Anticipated changes to International Financial Reporting Standards:
The following new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2025 and subsequent years are being reviewed to determine the potential impact: amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates regarding the lack of exchangeability, IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures regarding the classification and measurement of financial instruments and the accounting for power purchase agreements and IFRS 18, Presentation and Disclosure in Financial Statements regarding the replacement of IAS 1, Presentation of Financial Statements.
3. Trade and other receivables:

As at	Dec 31 2024	Dec 31 2023
Trade	$433,519	$431,602
Value-added and other tax receivables	22,123	22,292
Other	17,694	79,721
	$473,336	$533,615
4. Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2024 is $2,800 million (2023 - $2,860 million).
5. Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (c)	Total
Net book value at December 31, 2024	$3,501,683	$695,826	$4,197,509
Net book value at December 31, 2023	$3,654,475	$757,293	$4,411,768

a) Owned assets:

	Buildings, plant installations and machinery	Plants Under Construction[1]	Ocean vessels	Other	TOTAL
Cost at January 1, 2024	$4,880,207	$1,355,497	$240,723	$128,663	$6,605,090
Additions	97,439	123,881	2,013	1,807	225,140
Disposals and other	(91,338)	(8,266)	(277)	(550)	(100,431)
Transfers	1,471,112	(1,471,112)	—	—	—
Cost at December 31, 2024	6,357,420	—	242,459	129,920	6,729,799
Accumulated depreciation at January 1, 2024	2,794,702	—	61,390	94,523	2,950,615
Depreciation	236,398	—	11,829	2,090	250,317
Asset impairment charge (b)	124,788	—	—	—	124,788
Disposals and other	(96,828)	—	—	(776)	(97,604)
Accumulated depreciation at December 31, 2024	3,059,060	—	73,219	95,837	3,228,116
Net book value at December 31, 2024	$3,298,360	$—	$169,240	$34,083	$3,501,683
1    Geismar 3 completed its commercial performance tests and reached the use intended by management in 2024. As a result, it was transferred to Buildings, Plant Installations & Machinery during the year. Included in the final cost of the Geismar 3 plant is $201 million (2023: $150 million) of capitalized interest and finance charges.

	Buildings, plant installations and machinery	Plants under construction	Ocean vessels	Other	TOTAL
Cost at January 1, 2023	$5,000,999	$1,001,888	$240,867	$140,081	$6,383,835
Additions	174,058	353,609	253	4,153	532,073
Disposals and other	(294,850)	—	(397)	(15,571)	(310,818)
Cost at December 31, 2023	4,880,207	1,355,497	240,723	128,663	6,605,090
Accumulated depreciation at January 1, 2023	2,827,870	—	49,310	107,850	2,985,030
Depreciation	248,783	—	12,080	2,153	263,016
Disposals and other	(281,951)	—	—	(15,480)	(297,431)
Accumulated depreciation at December 31, 2023	2,794,702	—	61,390	94,523	2,950,615
Net book value at December 31, 2023	$2,085,505	$1,355,497	$179,333	$34,140	$3,654,475
Based on natural gas feedstock availability and the completion of Geismar 3, the Company has extended the useful lives of the Chile facilities and Geismar 1 and 2. The effect of these changes on actual and expected depreciation expense was as follows.

	2024	2025	2026	2027	2028	Later
(Decrease) increase in depreciation expense	$(9,691)	$(61,099)	$(10,193)	$(10,985)	$(13,363)	$105,331
b) Asset impairment charge:
The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company decided to restructure its New Zealand operations to a single plant operation in September 2024 due to a forecasted decline in New Zealand’s gas profile. The restructuring and shift to a one plant operation has been identified as an impairment indicator for the New Zealand cash generating unit ("New Zealand CGU") and the carrying value of the New Zealand CGU was tested for impairment during the year.

The recoverable amount of the New Zealand CGU was based on fair value less costs of disposal, estimated using discounted cash flows. The model contains significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. Impairment was measured by comparing the carrying value of the New Zealand CGU to estimated fair value, discounted at a rate of 9%.

There are two key variables that impact the Company’s estimates of future cash flows: (1) the methanol price and (2) the price and availability of natural gas feedstock. Methanol price estimates are based on supply and demand fundamentals and consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, future global methanol production capacity, industry operating rates and the global industry cost structure. The Company’s estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that it believes are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in the Company’s estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. The values assigned to the key assumptions represent management's assessment of future trends and have been based on historical data from both external and internal sources.

Based on the test performed, the Company recorded a non-cash before-tax asset impairment charge of $125 million ($90 million after-tax) in property, plant and equipment to write down the carrying value of the New Zealand CGU to its recoverable amount.

The following table presents the Level 3 inputs and the sensitivities of the fair value less costs of disposal model to changes in these inputs:

Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price forecast	$317 - $365 per MT	+/- $25 per MT	$+24/-27 million
Natural gas availability	Annual estimates based on third party forecasts	+/-10%	$+19/-21 million
Discount rate (after-tax)	9%	+/- 1%	$+/-2 million
The sensitivity has been prepared considering each variable independently. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
c) Right-of-use (leased) assets:

	Ocean vessels	Terminals and tanks	Other	TOTAL
Cost at January 1, 2024	$910,721	$332,441	$58,621	$1,301,783
Additions	40,055	46,029	4,721	90,805
Disposals and other	(15,607)	(11,921)	(4,980)	(32,508)
Cost at December 31, 2024	935,169	366,549	58,362	1,360,080
Accumulated depreciation at January 1, 2024	314,324	196,303	33,863	544,490
Depreciation	107,690	38,011	6,364	152,065
Disposals and other	(15,607)	(11,743)	(4,951)	(32,301)
Accumulated depreciation at December 31, 2024	406,407	222,571	35,276	664,254
Net book value at December 31, 2024	$528,762	$143,978	$23,086	$695,826

	Ocean vessels	Terminals and tanks	Other	TOTAL
Cost at January 1, 2023	$846,977	$286,036	$68,701	$1,201,714
Additions	83,333	52,909	5,951	142,193
Disposals and other	(19,589)	(6,504)	(16,031)	(42,124)
Cost at December 31, 2023	910,721	332,441	58,621	1,301,783
Accumulated depreciation at January 1, 2023	245,873	160,163	39,200	445,236
Depreciation	88,040	36,140	6,583	130,763
Disposals and other	(19,589)	—	(11,920)	(31,509)
Accumulated depreciation at December 31, 2023	314,324	196,303	33,863	544,490
Net book value at December 31, 2023	$596,397	$136,138	$24,758	$757,293

6. Investment in associate:
a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad and Tobago. In mid-September the Atlas facility was idled, as its legacy 20-year natural gas supply agreement expired. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2024	Dec 31 2023
Cash and cash equivalents	$18,934	$126,392
Other current assets[1]	49,803	189,062
Non-current assets	145,298	149,354
Current liabilities[1]	(42,901)	(157,835)
Other long-term liabilities, including current maturities	(10,376)	(135,940)
Net assets at 100%	$160,758	$171,033
Net assets at 63.1%	$101,438	$107,921
Long-term receivable from Atlas[1]	—	76,328
Investment in associate	$101,438	$184,249

Consolidated statements of income for the years ended December 31	2024	2023
Revenue[1]	$344,892	$466,312
Cost of sales and depreciation and amortization	(254,047)	(289,705)
Gas contract settlement	—	75,000
Operating income	90,845	251,607
Finance costs, finance income and other expenses	(5,739)	(10,316)
Income tax expense (b)	(24,353)	(83,659)
Net earnings at 100%	$60,753	$157,632
Earnings of associate at 63.1%	$38,335	$99,466

Dividends received from associate	$32,181	$112,318
Share capital reduction	$12,643	$—
1     Includes related party transactions between Atlas and the Company (see note 23).
b) Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2018 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.
The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas produced methanol. Atlas had partial relief from corporation income tax until late July 2014.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
During the year, the Trinidad tax court issued a ruling in the Company's favour. At present the BIR is reviewing whether to proceed with an appeal and should it decide to proceed, the Company will continue to defend its position. The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.

7. Other assets:

As at	Dec 31 2024	Dec 31 2023
Cash flow hedges (note 19)	$128,414	$121,108
Chile VAT receivable	15,834	17,824
Restricted cash for debt service and major maintenance of vessels (a)	14,305	15,772
Fair value of Egypt gas supply contract derivatives (note 19)	14,341	—
Fair value of New Zealand gas supply contract derivatives (note 19)	8,713	20,402
Deposit for catalyst supply	6,274	—
Investment in Carbon Recycling International	5,620	5,620
Defined benefit pension plans (note 21)	3,733	5,718
Other	16,855	15,416
Total other assets	214,089	201,860
Less current portion (b)	(30,820)	(3,893)
	$183,269	$197,967

a) Restricted cash
The Company holds $14.3 million (2023 - $15.8 million) of restricted cash for the funding of debt service and major maintenance accounts.
b) Current portion of other assets
Other assets presented as current assets as at December 31, 2024 includes $27.7 million (2023 - $0.5 million) for the current portion of the cash flow hedge (see note 19), and $3.1 million (2023 - $3.4 million) of restricted cash for major maintenance, in particular the anticipated major maintenance costs of four vessels.
8. Long-term debt:

As at	Dec 31 2024	Dec 31 2023
Unsecured notes
(i) $300 million at 4.25% due December 1, 2024	$—	$299,283
(ii) $700 million at 5.125% due October 15, 2027	696,104	694,844
(iii) $700 million at 5.25% due December 15, 2029	696,395	695,824
(iv) $600 million at 6.25% due March 15, 2032	585,562	—
(v) $300 million at 5.65% due December 1, 2044	295,820	295,709
	2,273,881	1,985,660
Other limited recourse debt facilities
(i) 5.58% due through June 30, 2031	49,450	56,637
(ii) 5.35% due through September 30, 2033	59,138	65,300
(iii) 5.21% due through September 15, 2036	32,466	34,204
	141,054	156,141
Total long-term debt[1]	2,414,935	2,141,801
Less current maturities[1]	(13,727)	(314,716)
	$2,401,208	$1,827,085
1  Long-term debt and current maturities are presented net of discounts and deferred financing fees of $28.3 million as at December 31, 2024 (2023 - $16.8 million).

For the year ended December 31, 2024, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $3.1 million (2023 - $2.6 million).

The gross minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Other limited recourse debt facilities	Unsecured notes	Total
2025	$13,660	$—	$13,660
2026	13,796	—	13,796
2027	15,173	700,000	715,173
2028	16,026	—	16,026
2029	16,210	700,000	716,210
Thereafter	68,363	900,000	968,363
	$143,228	$2,300,000	$2,443,228

During the year, the maturity date of the previously established $300 million revolving credit facility was renewed to April 2028 and an additional $200 million tranche was added which expires in April 2026, increasing the total amount available under the revolving credit facility as at December 31, 2024 to $500 million. The facilities are with a syndicate of highly rated financial institutions.
The existing revolving credit facility was entered into with the following significant covenants and default provisions:
i)    the obligation to maintain a minimum interest coverage ratio of EBITDA to net interest expense greater than or equal to 2:1 calculated on a four-quarter trailing basis and a funded debt to total capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
ii)    a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries, and
iii)    a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries.
The revolving credit facility is partially secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.
To support the OCI Acquisition (Refer to note 27 - Agreement to acquire OCI Global's methanol business), the Company renewed its $500 million revolving credit facility by increasing the existing $300 million tranche to $400 million with a new five-year tenor, and the renewal of the $200 million tranche with a new three-year tenor, both from the closing date of the OCI Acquisition. Additionally, a term loan commitment of $650 million was added to partially finance the OCI Acquisition. The increase to a total availability of $600 million under the revolving credit facility and availability of the $650 million term loan commitment are subject to the closing of the OCI Acquisition. During the year ended December 31, 2024, the Company (through its wholly-owned US subsidiary, Methanex US Operations Inc.) also issued $600 million of senior unsecured notes bearing a coupon of 6.25% and due March 15, 2032. The $600 million senior unsecured notes are subject to a special mandatory redemption if either (1) the OCI Acquisition is not completed within the time period required by the related acquisition agreement, as it may be extended (but in no event later than May 31, 2026) or (2) Methanex publicly announces that it will not proceed with the OCI Acquisition for any reason, as further described in the terms of the notes. The Company also repaid $300 million of unsecured notes due December 1, 2024.
In October, to support the OCI Acquisition, the Company successfully syndicated a 364-day bridge facility (“Bridge Facility”).
As a result of the successful syndication of the $650 million term loan commitment and successful issuance of the $600 million senior unsecured notes, the commitment under the Bridge Facility was reduced to nil and the facility was terminated in
November 2024.
The covenants governing the Company’s and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity and the Atlas joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indentures also contain customary default provisions.
Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.
As at December 31, 2024, management believes the Company was in compliance with all covenants related to long-term debt obligations.
Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

9. Lease obligations:

	2024	2023
Opening lease obligations	$872,120	$870,163
Additions, net of disposals	90,486	123,187
Interest expense	54,560	53,418
Lease payments	(195,807)	(171,577)
Effect of movements in exchange rates and other	(3,154)	(3,071)
Lease obligations at December 31	818,205	872,120
Less: current portion	(122,744)	(120,731)
Lease obligations - non current portion	$695,461	$751,389

The Company incurs lease payments related to ocean vessels, terminal facilities, rail cars, vehicles and equipment, and office facilities. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.
The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2024:

	Lease payments	Interest component	Lease obligations
2025	$168,554	$48,592	$119,962
2026	141,732	42,146	99,586
2027	122,035	35,975	86,060
2028	116,342	29,632	86,710
2029	109,387	23,138	86,249
Thereafter	422,555	82,917	339,638
	$1,080,605	$262,400	$818,205

Variable lease payments and short-term and low value leases
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. The total expense recognized in cost of sales relating to operating charges for 2024 was $90.9 million (2023 - $83.8 million). Short-term leases are leases with a lease term of twelve months or less while low-value leases are comprised of information technology and miscellaneous equipment. Such items recognized within cost of sales in 2024 were $0.4 million (2023 - $0.2 million).
Extension options
Some leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses, at lease commencement, whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Total potential future lease payments not included in the lease liabilities should the Company exercise these extension options totals $56.5 million (2023 - $51.8 million).

	Lease liabilities recognized (discounted)	Potential future lease payments not included in lease liabilities (undiscounted)
Ocean-going vessels	$602,537	$9,173
Terminals and tanks	183,138	36,741
Other	32,530	10,561
Total	$818,205	$56,475
Leases not yet commenced
As at December 31, 2024, the Company has entered into lease agreements for which the leases have not yet commenced. Total exposure to undiscounted future cash outflows not reflected in lease liabilities is $2.8 million (2023 - $68.7 million). The leases not yet commenced as at December 31, 2024 related to the addition of 1 new ocean vessel in 2025 with a 1-year term. The leases not yet commenced as at December 31, 2023 related to terminal agreements, railcar agreements, storage tank agreements and the addition of 1 new ocean vessel in 2024 with a 5-year term, replacing an existing ocean vessel lease that commenced in 2024.

10. Other long-term liabilities:

As at	Dec 31 2024	Dec 31 2023
Share-based compensation liability (note 14)	$73,547	$74,107
Site restoration costs	38,048	32,596
Land mortgage	27,483	28,014
Defined benefit pension plans (note 21)	20,531	22,691
Cash flow hedges (note 19)	36,811	91,183
Other	882	1,319
	197,302	249,910
Less current maturities	(46,840)	(94,992)
	$150,462	$154,918
Site restoration costs:
The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2024, the total undiscounted amount of estimated cash flows required to settle the liabilities was $64.1 million (2023 - $50.6 million). The movement in the provision during the year is explained as follows:

	2024	2023
Balance at January 1	$32,596	$36,581
New or revised provisions	3,831	(5,573)
Accretion expense	1,621	1,588
Balance at December 31	$38,048	$32,596
11. Expenses:

For the years ended December 31	2024	2023
Cost of sales	$2,678,081	$2,797,794
Selling and distribution	583,357	552,693
Administrative expenses	133,672	109,415
Total expenses by function	$3,395,110	$3,459,902
Cost of raw materials and purchased methanol	2,219,459	2,329,856
Ocean freight and other logistics	362,282	357,495
Employee expenses, including share-based compensation	251,149	243,542
Other expenses	176,517	137,179
Cost of sales and operating expenses	3,009,407	3,068,072
Depreciation and amortization	385,703	391,830
Total expenses by nature	$3,395,110	$3,459,902

For the year ended December 31, 2024 we recorded a share-based compensation expense of $24.0 million (2023 - expense of $34.5 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.
Included in cost of sales is $344.9 million (2023 - $466.3 million) of cost of sales which are recognized as sales to Methanex in our Atlas equity investee’s statements of income.
12. Finance costs:

For the years ended December 31	2024	2023
Finance costs before capitalized interest	$183,699	$172,814
Less capitalized interest related to Geismar plant under construction	(51,065)	(55,448)
Finance costs	$132,634	$117,366

Finance costs are primarily comprised of interest on the unsecured notes, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use. The Geismar 3 plant completed its commercial performance tests rates during the fourth quarter of 2024, and accordingly, we ceased capitalizing interest costs related to Geismar 3 from the date.

13. Net income per common share:
Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.
Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the year ended December 31, 2024, and an adjustment was required for the numerator and the denominator. The cash-settled method was more dilutive for the year ended December 31, 2023, and no adjustment was required for both the numerator and denominator.
Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the year ended December 31, 2024 and 2023, stock options were dilutive, resulting in an adjustment to the denominator. For the year ended December 31, 2024, TSARs were dilutive, resulting in an adjustment to the denominator. For the year ended December 31, 2023, TSARs were not dilutive, resulting in no adjustment to the denominator.
A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2024	2023
Numerator for basic net income per common share	$163,986	$174,140
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	1,995	—
Equity-settled expense	(4,385)	—
Numerator for diluted net income per common share	$161,596	$174,140
A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2024	2023
Denominator for basic net income per common share	67,387,809	67,805,220
Effect of dilutive stock options	6,438	6,395
Effect of dilutive TSARS	165,813	—
Denominator for diluted net income per common share	67,560,060	67,811,615
For the years ended December 31, 2024 and 2023, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2024	2023
Basic net income per common share	$2.43	$2.57
Diluted net income per common share	$2.39	$2.57
14. Share-based compensation:
The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.
As at December 31, 2024, the Company had 4,211,772 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:
All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year from the date of grant. SARs and TSARs units outstanding at December 31, 2024 and 2023 are as follows:

	SARs		TSARs

	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2022	407,687	$44.67	2,188,359	$42.68
Granted	51,160	50.49	169,190	50.49
Exercised	(50,715)	33.85	(336,535)	31.88
Cancelled	(5,600)	53.69	(13,544)	51.36
Outstanding at December 31, 2023	402,532	$46.65	2,007,470	$45.10
Granted	83,840	43.13	255,540	42.58
Exercised	(30,557)	37.10	(185,957)	33.49
Cancelled	(2,421)	51.94	(20,893)	50.74
Expired	(87,120)	50.15	(236,062)	50.17
Outstanding at December 31, 2024	366,274	$45.77	1,820,098	$45.21

Information regarding the SARs and TSARs outstanding as at December 31, 2024 is as follows:

	Units outstanding at December 31, 2024			Units exercisable at December 31, 2024

Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$29.27 to $38.79	2.53	90,318	$32.73	90,318	$32.73
$42.34 to $50.49	5.53	161,896	46.32	34,360	49.41
$54.65 to $78.59	0.40	114,060	55.33	114,060	55.33
	3.19	366,274	$45.77	238,738	$45.93
TSARs
$29.27 to $38.79	2.59	606,205	$33.30	606,205	$33.30
$42.34 to $50.49	5.18	666,483	46.77	221,562	48.97
$54.65 to $78.59	0.66	547,410	56.50	547,410	56.50
	2.96	1,820,098	$45.21	1,375,177	$45.06
The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2024 and 2023 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2024	2023
Risk-free interest rate	4.2%	4.5%
Expected dividend yield	1.5%	1.6%
Expected life of SARs and TSARs (years)	1.5	1.4
Expected volatility	35%	38%
Expected forfeitures	0%	0%
Weighted average fair value (USD per unit)	$12.16	$10.75

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2024 was $28.1 million compared with the recorded liability of $25.3 million. The difference between the fair value and the recorded liability of $2.8 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years.
For the year ended December 31, 2024, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $3.9 million (2023 - expense of $10.5 million). This included a recovery of $1.8 million (2023 - expense of $6.6 million) related to the effect of the change in the Company’s share price.

b) Deferred, restricted and performance share units (old plan and new plan):
Deferred, restricted and performance share units (old plan and new plan) outstanding as at December 31, 2024 and 2023 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units (new plan)
Outstanding at December 31, 2022	155,761	340,929	744,887
Granted	18,417	104,980	179,340
Performance factor impact on redemption[1]	—	—	143,065
Granted in lieu of dividends	2,484	5,267	10,411
Redeemed	(18,962)	(131,398)	(435,035)
Cancelled	—	(8,924)	(11,546)
Outstanding at December 31, 2023	157,700	310,854	631,122
Granted	28,159	134,080	234,430
Performance factor impact on redemption[1]	—	—	47,473
Granted in lieu of dividends	2,827	5,468	10,113
Redeemed	(33,892)	(118,135)	(297,331)
Cancelled	—	(16,912)	(24,305)
Outstanding at December 31, 2024	154,794	315,355	601,502
1     The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2024 and the quarter ended March 31, 2023.

Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2024 was $60.5 million compared with the recorded liability of $48.5 million. The difference between the fair value and the recorded liability of $12.0 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.
For the year ended December 31, 2024, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $19.9 million (2023 - expense of $23.9 million). This included an expense of $4.3 million (2023 - expense of $8.8 million) related to the effect of the change in the Company’s share price.
15. Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
During the years ended December 31, 2024 and 2023, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South America	South Korea	Other Asia	Canada	TOTAL
2024	$828,531	$841,546	$502,134	$478,752	$482,645	$401,830	$184,391	$3,719,829
	22%	23%	13%	13%	13%	11%	5%	100%
2023	$1,042,723	$722,578	$574,951	$428,617	$391,821	$387,373	$175,412	$3,723,475
	28%	19%	15%	12%	11%	10%	5%	100%

As at December 31, 2024 and 2023, the net book value of property, plant and equipment by geographic region, and the Company's shipping business, was as follows:

Property, plant and equipment [1]	United States	Egypt	New Zealand	Canada	Chile	Trinidad	Waterfront Shipping	Other	TOTAL
December 31, 2024	$2,582,900	$482,764	$83,880	$161,870	$114,327	$42,282	$698,003	$31,483	$4,197,509
December 31, 2023	$2,537,515	$520,497	$232,831	$157,483	$113,789	$43,835	$775,729	$30,089	$4,411,768
1 Includes right-of-use (leased) assets.
16. Income and other taxes:
a) Income tax (expense) recovery:

For the years ended December 31	2024	2023
Current tax (expense) recovery:
Current period before undernoted items	$(74,169)	$(64,679)
Adjustments to prior years including resolution for certain outstanding audits	43	14,755
	(74,126)	(49,924)
Deferred tax recovery (expense):
Origination and reversal of temporary differences	52,396	46,982
Adjustments to prior years including resolution for certain outstanding audits	(383)	6,904
Changes in tax rates	34	(5,828)
Impact of foreign exchange and other	(7,762)	377
	44,285	48,435
Total income tax expense	$(29,841)	$(1,489)

b) Reconciliation of the effective tax rate:
The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

For the years ended December 31	2024	2023
Income before income taxes	$280,086	$285,611
Deduct earnings of associate	(38,335)	(99,466)
	241,751	186,145
Canadian statutory tax rate	24.5%	24.5%
Income tax expense calculated at Canadian statutory tax rate	(59,229)	(45,606)
Decrease (increase) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	14,268	27,260
Utilization of unrecognized loss carryforwards and temporary differences	6,482	7,381
Impact of tax rate changes	34	(5,828)
Impact of foreign exchange	1,650	5,287
Other business taxes	2,791	(13,943)
Impact of items not taxable for tax purposes	4,555	2,373
Adjustments to prior years including resolution for certain outstanding audits	(340)	21,658
Other	(52)	(71)
Total income tax expense	$(29,841)	$(1,489)

c) Net deferred income tax assets and liabilities:
(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets is as follows:

As at		Dec 31, 2024			Dec 31, 2023
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment (owned)	$(325,338)	$(162,036)	$(163,302)	$(363,644)	$(189,646)	$(173,998)
Right-of-use assets	(35,757)	(25,816)	(9,941)	(35,883)	(28,299)	(7,584)
Repatriation taxes	(119,281)	(30)	(119,251)	(109,186)	(7)	(109,179)
Other	(26,241)	(11,267)	(14,974)	(31,630)	(9,259)	(22,371)
	(506,617)	(199,149)	(307,468)	(540,343)	(227,212)	(313,131)
Non-capital loss carryforwards	357,670	346,150	11,520	358,774	321,602	37,172
Lease obligations	48,706	35,740	12,966	48,633	37,854	10,779
Share-based compensation	24,567	8,185	16,382	16,391	651	15,740
Other	40,652	13,165	27,487	50,955	19,355	31,600
	471,595	403,240	68,355	474,753	379,462	95,291
Net deferred income tax assets (liabilities)	$(35,022)	$204,091	$(239,113)	$(65,590)	$152,250	$(217,840)

As at December 31, 2024, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in the United States. These loss carryforwards expire as follows:

	Dec 31 2024
	Gross amount	Tax effect
Expire
Losses generated in 2015 (expires 2035)	$282,437	$62,136
Losses generated in 2016 (expires 2036)	432,581	95,168
Losses generated in 2017 (expires 2037)	234,941	51,687
	949,959	208,991
No expiry
Losses generated in 2019	255,244	56,154
Losses generated in 2020	121,321	26,691
Losses generated in 2023	23,721	5,219
Losses generated in 2024	6,636	1,460
Total non-capital loss carryforwards	$1,356,881	$298,515

Losses generated in the United States on or after January 1, 2018 may be carried forward indefinitely against future taxable income. Tax losses generated before December 31, 2017 may be carried forward for a 20 year period.
As at December 31, 2024 the Company had $170 million (2023 - $201 million) of deductible temporary differences in the United States that have not been recognized.
As at December 31, 2024, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in Trinidad. The loss carryforwards total $107 million (2023 - $82 million), which result in a deferred income tax asset of $38 million (2023 - $29 million). The losses generated in Trinidad may be carried forward indefinitely against future taxable income.
As at December 31, 2024, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in New Zealand. The loss carryforwards total $36 million (2023 - $25 million), which result in a deferred income tax asset of $10 million (2023 - $7 million). The losses generated in New Zealand may be carried forward indefinitely against future taxable income.
As at December 31, 2024, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in Canada. The loss carryforwards total $47 million (2023 - $123 million), which result in a deferred income tax asset of $12 million (2023 - $30 million). The losses were generated in 2020 and can be carried forward 20 years against future taxable income.

(ii) Analysis of the change in deferred income tax assets and liabilities:

		2024			2023
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$(65,590)	$152,250	$(217,840)	$(180,643)	$46,353	$(226,996)
Deferred income tax recovery (expense) included in net income	44,285	65,244	(20,959)	48,435	40,159	8,276
Deferred income tax recovery (expense) included in other comprehensive income	(14,096)	(13,403)	(693)	66,636	65,738	898
Other	379	—	379	(17)	—	(17)
Balance, December 31	$(35,022)	$204,091	$(239,113)	$(65,590)	$152,250	$(217,840)
International Tax Reform — Pillar Two Rules
Pillar Two rules were published by the Organization for Economic Co-operation and Development and establish a global minimum fifteen percent top-up tax regime. Canada enacted legislation resulting in Pillar Two rules being effective for tax years beginning January 1, 2024. The Company is in scope of the legislation and has performed an assessment of the exposure to top-up taxes that apply based on our financial results in the jurisdictions in which we operate. For the year ended December 31, 2024, $3 million is included in current tax expense relating to Pillar Two top-up obligations.
17. Supplemental cash flow information:
a) Changes in non-cash working capital:
Changes in non-cash working capital for the years ended December 31, 2024 and 2023 were as follows:

For the years ended December 31	2024	2023
Changes in non-cash working capital:
Trade and other receivables	$60,279	$(32,690)
Inventories	(26,689)	12,997
Prepaid expenses	(3,266)	(19,439)
Trade, other payables and accrued liabilities	(225,562)	(17,333)
	(195,238)	(56,465)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid and interest received	(10,790)	6,027
Changes in non-cash working capital having a cash effect	$(206,028)	$(50,438)
These changes relate to the following activities:
Operating	$(123,655)	$(59,058)
Financing	(67,737)	68,750
Investing	(14,636)	(60,130)
Changes in non-cash working capital	$(206,028)	$(50,438)

b) Reconciliation of movements in liabilities to cash flows arising from financing activities:

	Long term debt (note 8)	Lease obligations (note 9)
Balance at December 31, 2023	$2,141,801	$872,120

Changes from financing cash flows
Repayment of long-term debt and financing fees	(322,378)	—
Net proceeds on issue of long-term debt	585,393	—
Payment of lease obligations	—	(141,247)
Total changes from financing cash flows	263,015	(141,247)

Liability-related other changes
Finance costs	10,119	—
New lease obligations	—	89,349
Other	—	(2,017)
Total liability-related other changes	10,119	87,332
Balance at December 31, 2024	$2,414,935	$818,205

18. Capital disclosures:
The Company’s objective in managing liquidity and capital is to safeguard the Company’s ability to continue as a going concern and to provide financial capacity and flexibility to meet its strategic objectives, with a focus on cash preservation and liquidity.

As at	Dec 31 2024	Dec 31 2023
Liquidity:
Cash and cash equivalents	$891,910	$458,015
Undrawn credit facility	500,000	300,000
Total liquidity	$1,391,910	$758,015
Capitalization:
Unsecured notes, including current portion	2,273,881	1,985,660
Other limited recourse debt facilities, including current portion	141,054	156,141
Total debt	2,414,935	2,141,801
Non-controlling interests	287,707	242,090
Shareholders’ equity	2,093,559	1,930,927
Total capitalization	$4,796,201	$4,314,818
Total debt to capitalization [1]	50%	50%
Net debt to capitalization [2]	39%	44%
1     Total debt (including Other limited recourse debt facilities) divided by total capitalization.
2     Total debt (including Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares.
The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.
During the year, the $300 million revolving credit facility was renewed to April 2028 and an additional $200 million tranche was added which expires in April 2026, increasing the total amount available under the revolving credit facility to $500 million. To support the OCI Acquisition (Refer to note 27 - Agreement to acquire OCI Global's methanol business), the Company renewed its $500 million revolving credit facility by increasing the existing $300 million tranche to $400 million with a new five-year tenor, and the renewal of the $200 million tranche with a new three-year tenor, both from the closing date of the OCI Acquisition. Additionally, a term loan commitment of $650 million was added to partially finance the OCI Acquisition. The increase to a total availability of $600 million under the revolving credit facility and availability of the $650 million term loan commitment are subject to the closing of the OCI Acquisition. Both the committed revolving credit facility and term loan commitment are with a syndicate of highly rated financial institutions. The credit facility is subject to certain financial covenants (note 8).
19. Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2024	Dec 31 2023
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$128,414	$121,108
Fair value of Egypt gas supply contract derivative [2]	14,341	20,402
Fair value of New Zealand gas supply contract derivative [3]	8,713	—
Financial assets not measured at fair value:
Cash and cash equivalents	891,910	458,015
Trade and other receivables, excluding tax receivable	454,278	514,739
Restricted cash included in other assets	14,305	15,772
Total financial assets [4]	$1,511,961	$1,130,036
Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$36,811	$91,653
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	429,737	672,237
Lease obligations, including current portion	818,205	872,120
Long-term debt, including current portion	2,414,935	2,141,801
Land mortgage	27,483	28,014
Total financial liabilities	$3,727,171	$3,805,825
1     The Geismar natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.
2 The Egypt natural gas supply contract is measured at fair value using a Monte-Carlo model classified within Level 3 of the fair value hierarchy.
3 The New Zealand natural gas supply contract is measured at fair value using an economic model classified within Level 3 of the fair value hierarchy.
4     The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2024, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point, Henry Hub, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. During the year ended December 31, 2024, the Company reclassified $11.7 million (2023 - nil) from other comprehensive income to cost of sales and operating expenses within the statement of income on discontinuation of the hedging relationship for certain gas forward contracts where the hedged future cash flows were no longer highly probable to occur.

As at	Dec 31 2024	Dec 31 2023
Maturities	2025-2032	2024-2032
Notional quantity [1]	310,520	347,190
Notional quantity per day, annualized [1]	50 - 210	50 - 170
Notional amount	$1,048,973	$1,183,319
Net fair value	$89,632	$29,925
1    In thousands of Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the audited consolidated statements of financial position is as follows:

As at	Dec 31 2024	Dec 31 2023
Other current assets	$25,760	$470
Other non-current assets	100,683	120,638
Other current liabilities	(14,708)	(60,532)
Other long-term liabilities	(22,103)	(30,651)
Net fair value	$89,632	$29,925

For the year ended December 31, 2024, the Company reclassified a loss of $76.0 million (2023 - loss of $22.5 million) for natural gas hedge settlements from accumulated other comprehensive income. Realized gains and losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2024 or 2023.
As at December 31, 2024, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 29.7 million euros (2023 - 12.2 million euros). The euro contracts had a positive fair value of $2.0 million included in Other current assets (2023 - negative fair value of $0.5 million included in Other current liabilities).
For the year ended December 31, 2024, the Company reclassified a gain of $3.6 million (2023 - loss of $3.1 million) for foreign currency hedge settlements from other comprehensive income.
Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

For the years ended December 31	2024	2023
Change in fair value of cash flow hedges	$187,921	$(276,619)
Forward element excluded from hedging relationships	(211,132)	(33,837)
	$(23,211)	$(310,456)
Fair value - Level 2 instruments
The table below shows the nominal cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2024	Dec 31 2023
Within one year	$15,038	$65,034
1-3 years	5,808	17,771
3-5 years	4,330	5,537
More than 5 years	20,459	11,378
	$45,635	$99,720

The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices, which are adjusted for credit risk.
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated investment-grade counterparties. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $128.4 million as at December 31, 2024 (2023 - $121.1 million).
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	December 31, 2024		December 31, 2023
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$2,437,286	$2,348,705	$2,156,534	$2,063,661

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.
Fair value - Level 3 instrument - Egyptian natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company ("EGAS"), a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of the amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At December 31, 2024 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $14.3 million (2023 - $20.4 million) recorded in Other assets. Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+/-6 million
Methanol price forecast	$360 - $430 per MT	+/- $25 per MT	$-4/+5 million
Discount rate	7.5%	+/- 1%	$+/-1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

Fair value - Level 3 instrument - New Zealand natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2029 with OMV New Zealand ("OMV"), one of the largest gas suppliers in New Zealand. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol.
During 2024, the Company entered into short-term commercial arrangements to provide its contracted natural gas into the New Zealand electricity market (Refer to note 25 - New Zealand gas sale proceeds). The on-sale of natural gas has impacted the accounting assessment for the contract whereby it is now considered a derivative to be measured at fair value.
The New Zealand wholesale gas market is relatively small and concentrated as there are a limited number of suppliers and consumers. There is a limited observable, liquid spot market and no forward curve for natural gas in New Zealand. The gas trading platform used to facilitate short-term balance in the gas market trades inconsequential volumes relative to the scope of the Company’s gas consumption and the overall gas market. The Company does not believe transactions on this platform take place with sufficient frequency and volume to provide pricing information.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, we have estimated fair value using an economic model. The model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We have considered market participant assumptions in establishing the model inputs and determining fair value, including potential sharing mechanisms for gas on-sales to consider the change in the local market gas supply and demand dynamics since contract inception.
At December 31, 2024 the fair value associated with the remaining term of the natural gas supply contract including consideration of on-sales is $8.7 million recorded in Other non-current assets. Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the economic model valuation to changes in these inputs:

Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
New Zealand forward electricity pricing	$65 - $235 NZD$/MWH	+/- $50 NZD/MWH	$-/+ 0.3 million
Methanol price forecast	$300 - $360 per MT	+/- $25 per MT	$-/+0.3 million
Natural gas availability	Annual estimates based on third party forecasts	+/-10%	$+/- 2 million

It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
20. Financial risk management:
a) Market risks:
The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.
Methanol price risk
The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company's future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component linked to methanol prices, as described below.
Natural gas price risk
Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad and Tobago, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas financial hedges in Geismar to manage its exposure to natural gas price risk.

Interest rate risk
Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates. The Company’s interest rate risk exposure is mainly related to the undrawn credit facility.

As at	Dec 31 2024	Dec 31 2023
Fixed interest rate debt:
Unsecured notes	$2,273,881	$1,985,660
Other limited recourse debt facilities	141,054	156,141
	$2,414,935	$2,141,801

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $119.6 million as of December 31, 2024 (2023 - $100.5 million).
Foreign currency risk
The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.
The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.
Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Chinese yuan, euros, and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.
As at December 31, 2024, the Company had a net working capital asset of $152.7 million in non U.S. dollar currencies (2023 - $74.4 million). Each 10% strengthening of the U.S. dollar against these currencies would decrease the value of net working capital and pre-tax cash flows and earnings by approximately $13.9 million (2023 - $6.8 million). Each 10% weakening of the U.S. dollar against these currencies would increase the value of net working capital and pre-tax cash flows and earnings by approximately $17.0 million (2023 - $8.3 million).
b) Liquidity risks:
Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2024, the Company had a strong liquidity position including a cash and cash equivalents balance of $892 million. In addition, the Company has access to a $500 million committed undrawn revolving credit facility.
In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.
The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2024	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables [1]	$415,120	$415,120	$415,120	$—	$—	$—
Lease obligations [2]	818,205	1,080,605	168,554	263,767	225,729	422,555
Other long-term liabilities[2]	27,483	51,148	2,200	4,400	4,400	40,148
Long-term debt [2]	2,414,935	3,377,269	148,253	989,912	924,064	1,315,040
Cash flow hedges [3]	36,811	45,635	15,038	5,808	4,330	20,459
	$3,712,554	$4,969,777	$749,165	$1,263,887	$1,158,523	$1,798,202
1     Excludes tax, accrued interest and euro foreign currency hedges.
2     Contractual cash flows include contractual interest payments related to debt obligations and lease obligations.

3 The expected cash flows of hedges are based on current valuations of the expected settlement amounts, which will fluctuate at settlement dependent on the market prices at the future settlement dates
c) Credit risks:
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.
Trade credit risk
Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2024 substantially all of the trade receivables were classified as current.
Cash and cash equivalents
To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.
Derivative financial instruments
The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.
To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

21. Retirement plans:
a) Defined benefit pension plans:
The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2024	Dec 31 2023
Accrued benefit obligations:
Balance, beginning of year	$55,181	$53,586
Current service cost	3,395	2,246
Past service cost	—	2,479
Interest cost on accrued benefit obligations	2,436	2,549
Benefit payments	(3,657)	(4,280)
Settlements	(12,246)	(3,738)
Actuarial (gain) loss	(206)	2,074
Foreign exchange (gain) loss	(4,856)	265
Balance, end of year	40,047	55,181
Fair values of plan assets:
Balance, beginning of year	38,208	38,347
Interest income on assets	1,680	1,901
Contributions	2,536	5,687
Benefit payments	(3,657)	(4,280)
Settlements	(13,305)	(3,680)
Return on plan assets	45	(705)
Foreign exchange gain (loss)	(2,258)	938
Balance, end of year	23,249	38,208
Unfunded status	16,798	16,973
Minimum funding requirement	—	—
Defined benefit obligation, net	$16,798	$16,973

The net defined benefit obligation above is comprised of unfunded retirement obligations and funded retirement net assets from defined benefit pension plans, as follows:
The Company has an unfunded retirement obligation of $19.2 million as at December 31, 2024 (2023 - obligation of $20.2 million) for its employees in Chile that will be funded in accordance with Chilean law. The Company also has an unfunded retirement obligation of $1.2 million as at December 31, 2024 (2023 - $2.5 million) for its employees in Egypt. The accrued benefits for the unfunded retirement arrangement in Chile and Egypt are paid when an employee leaves the Company in accordance with the plan terms and country regulations.The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation of $11.0 million in Chile and $0.1 million in Egypt for 2025. Actual benefit payments in future periods will fluctuate based on employee retirements.
The Company has a net funded retirement asset of $3.7 million as at December 31, 2024 (2023 - $5.3 million) for certain employees and retirees in Canada and a net funded retirement asset of $0.1 million as at December 31, 2024 (2023 - asset of $0.4 million) in Europe. The Company estimates that it will make no additional contributions relating to its defined benefit pension plan in Canada and that it will make additional contributions relating to its defined benefit pension plan in Europe of $0.5 million in 2025.
These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada, Chile and Egypt, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 6 years.

The Company’s net defined benefit pension plan expense charged to the consolidated statements of income for the years ended December 31, 2024 and 2023 is as follows:

For the years ended December 31	2024	2023
Net defined benefit pension plan expense:
Current service cost	$3,395	$2,246
Past service cost	—	2,479
Net interest cost	756	648
Cost of settlement	1,059	(58)
Total net defined benefit pension plan expense	$5,210	$5,315

The Company’s current year actuarial gain (loss), recognized in the consolidated statements of comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

For the years ended December 31	2024	2023
Actuarial gain (loss)	$1,353	$(2,827)

The Company had no minimum funding requirement for the years ended December 31, 2024 and 2023.
The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2022 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2025.
The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2024, the weighted average discount rate for the defined benefit obligation was 5.2% (2023 - 5.3%). A change of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in a change to the defined benefit obligation of approximately $2.3 million.
The asset allocation for the defined benefit pension plan assets as at December 31, 2024 and 2023 is as follows:

As at	Dec 31 2024	Dec 31 2023
Equity securities	23%	15%
Debt securities	14%	52%
Cash and other short-term securities	63%	33%
Total	100%	100%

The fair value of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair value of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.
b) Defined contribution pension plans:
The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2024 was $12.3 million (2023 - $11.0 million).

22. Commitments and contingencies:
a) Take-or-pay purchase contracts and related commitments:
The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants up to 2044. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2024

2025	2026	2027	2028	2029	Thereafter
$517,656	$399,889	$328,238	$283,234	$267,708	$766,477

Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity.
The natural gas supply contracts for our facilities in New Zealand, Trinidad and Tobago, Egypt and Chile are take-or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment.
b) Other commitments:
The Company has future minimum payments relating primarily to short-term vessel charters, terminal facilities, and other commitments that are not leases, as follows:

As at December 31, 2024

2025	2026	2027	2028	2029	Thereafter
$85,870	$21,460	$17,515	$16,661	$16,661	$2,393
Refer to note 9 for a summary of lease commitments.
c) Purchased methanol:
The Company has marketing rights for 100% of the production from its jointly owned plant in Egypt (in which it has a 50% interest). This results in purchase commitments of an additional 0.6 million tonnes per year of methanol offtake supply when Egypt operates at capacity. As at December 31, 2024, the Company also had commitments to purchase methanol from other suppliers for approximately 0.8 million tonnes for 2025 and 0.4 million tonnes in aggregate thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

23. Related parties:
The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2024	Dec 31 2023
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Services (Shanghai) Co., Ltd.	China	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E. ("Methanex Egypt")	Egypt	Production	50%	50%
Methanex Chile SpA	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad and Tobago	Production	100%	100%
Methanex USA LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Methanex Geismar III LLC	United States	Production	100%	100%
Waterfront Shipping Limited [1]	Canada	Shipping	60%	60%
Significant joint ventures:
Atlas Methanol Company Unlimited [2]	Trinidad and Tobago	Production	63.1%	63.1%
1 Waterfront Shipping Limited has a controlling interest in multiple ocean-going vessels owned through less than wholly-owned entities as disclosed in note 24.
2     Summarized financial information for the investment in Atlas is disclosed in note 6.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2024 of $312 million (2023 - $466 million) is a related party transaction included in cost of sales of the Company as Methanex had marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2024 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of nil (2023 - $74 million) and payables to Atlas of $7 million (2023 - $172 million). As at December 31, 2024, Atlas has repaid its total loans outstanding to the Company and the balance is now nil (2023 - $76 million).
Remuneration to non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2024	2023
Short-term employee benefits	$9,575	$9,034
Post-employment benefits	653	681
Other long-term employee benefits	45	59
Share-based compensation expense [1]	7,697	10,046
Total	$17,970	$19,820
1  Balance includes realized and unrealized expenses and recoveries from share-based compensation awards granted.

 24. Non-controlling interests:
Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at		Dec 31, 2024			Dec 31, 2023
	Methanex Egypt	Waterfront Shipping Limited	Total	Methanex Egypt	Waterfront Shipping Limited	Total
Current assets	$133,097	$193,248	$326,345	$129,320	$154,308	$283,628
Non-current assets	479,004	712,923	1,191,927	521,708	791,512	1,313,220
Current liabilities	(38,424)	(154,011)	(192,435)	(123,969)	(185,459)	(309,428)
Non-current liabilities	(95,219)	(646,057)	(741,276)	(101,810)	(718,915)	(820,725)
Net assets	478,458	106,103	584,561	425,249	41,446	466,695
Carrying amount of Methanex non-controlling interests	$236,600	$51,107	$287,707	$214,568	$27,522	$242,090

For the years ended December 31		2024			2023
	Methanex Egypt	Waterfront Shipping Limited	Total	Methanex Egypt	Waterfront Shipping Limited	Total
Revenue	$215,294	$720,984	$936,278	$258,782	$670,834	$929,616
Net and total comprehensive income	69,209	97,054	166,263	55,428	129,411	184,839
Net and total comprehensive income attributable to Methanex non-controlling interests	47,043	39,216	86,259	56,310	53,672	109,982
Distributions made and accrued to non-controlling interests	$(25,012)	$(15,630)	$(40,642)	$(93,696)	$(91,640)	$(185,336)

For the years ended December 31		2024			2023
	Methanex Egypt	Waterfront Shipping Limited	Total	Methanex Egypt	Waterfront Shipping Limited	Total
Cash flows from operating activities	$97,601	$227,372	$324,973	$131,667	$251,290	$382,957
Cash flows used in financing activities	(146,586)	(243,950)	(390,536)	(99,490)	(300,824)	(400,314)
Cash flows from (used in) investing activities	$(14,273)	$(1,736)	$(16,009)	$(5,560)	$2,686	$(2,874)
25. New Zealand gas sale proceeds:
During 2024, the Company entered into short-term commercial arrangements to provide the natural gas available to the Company into the New Zealand electricity market. As a result, the Company has recognized $103 million of net proceeds in the year ended December 31, 2024 relating to gas provided. This does not include fixed costs, the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred.
26. Egypt insurance recovery:
We experienced an outage at the Egypt plant from October 2023 to February 2024. For the year ended December 31, 2024, we have recorded a $59 million ($30 million - attributable to Methanex) insurance recovery which partially offsets repair costs charged to earnings and lost margins incurred in the fourth quarter of 2023 and first quarter of 2024.
27. Agreement to acquire OCI Global's methanol business:
On September 8, 2024, Methanex entered into a definitive agreement to acquire OCI Global’s international methanol business, subject to certain conditions and approvals. Excluding the impact of cash, debt, and working capital adjustments, and including the assumption of a share of non-recourse debt, consideration for the OCI Acquisition will consist of $1.18 billion in cash and the issuance of 9.9 million common shares of Methanex Corporation.